Mail Stop 6010

August 21, 2007

Alexander J. Denner, Ph.D.
Chairman
Imclone Systems Incorporated
180 Varick Street
New York, New York 10014

> **Re: Imclone Systems Incorporated**
> **Annual Report on Form 10-K/A**
> **Filed April 30, 2007**
> **File No. 001-19612**

Dear Dr. Denner:

We have limited our review of your filing to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 10

1.   You disclose that some elements of your compensation package are designed to reward the attainment of corporate goals and objectives and to reward individual

performance. Please expand your Compensation Discussion and Analysis to adequately discuss and analyze the specific corporate goals and objectives, and individual performance, that you take into account in making compensation decisions. Discuss and analyze how you measure such corporate goals and objectives and how the attainment of those goals and objectives results in the actual forms and amounts of compensation that the Compensation Committee has approved. Similarly, clarify how you measure individual performance and discuss and analyze how individual performance has factored into the actual forms and amounts of compensation that the Compensation Committee has approved.

2.   You disclose that the Compensation Committee "may accord different weight at different times to different factors for each executive." Please discuss and analyze the specific factors, and the weighting of those factors, that the Compensation Committee took into consideration in determining each element of the compensation packages for your named executive officers.

3.   You disclose that historically the Compensation Committee has retained Frederic W. Cook & Co., Inc. as a compensation consultant. Please clarify whether that consultant was engaged for compensation decisions made with respect to 2006 compensation, and provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a description of the nature and scope of the consultant's assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

4.   You disclose under "Base Salary" on page 10 that the Committee reviews recommendations in establishing the compensation for the executive officers. You also disclose in the third paragraph on page 11 that, in 2006, management recommended stock option grants for the executive officers and the Committee reviewed and approved the recommended grants. Please identify with particularity the source of any recommendation considered by the Committee in determining compensation, identify the members of management that made any recommendations, and describe the factors that the Committee took into consideration in approving such recommendations.

5.   Given that the Compensation Committee weighs the competitiveness of the company's overall compensation arrangements in relation to comparable biopharmaceutical companies, please expand your discussion and analysis to address how you target each element of compensation against the comparator companies. Please specify how each element of compensation relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments fell within the targeted parameters. To the extent actual

compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Bonus Compensation, page 11

6. You disclose that the Compensation Committee approved revenues, earnings, achievement of specific product-related targets and a discretionary factor as performance criteria for 2006 bonuses. Similarly, you disclose that the Compensation Committee approved share performance criteria that will be used to determine cash bonus awards under the Retention Plan. Please disclose the specific goals and the weighting and measurement process associated with those goals to be used for the determination of annual cash bonuses and the specific share performance criteria to be used for the determination of amounts payable under the Retention Plan. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

7. You disclose that the maximum bonuses available to the indicated officers would be allocated from a pool in an amount not to exceed 2% of the company's operating income. Please discuss and analyze how the actual pool amount was determined and how the actual bonuses that were awarded from that pool were calculated.

Retention Plan, page 12

8. We note from the Grant of Plan-Based Awards table on page 17 that there are maximum and target amounts that may be payable under the Retention Plan. Please provide sufficient disclosure so that it is clear how such amounts will be determined. For example, provide discussion and analysis as to how the target share performance criteria will be met and what share performance criteria will result in the maximum award amount being granted under the Retention Plan.

<u>Change-in-Control Plan, page 12</u>

9.   You disclose that the various payments under the plan are payable upon termination of the officer "without cause," or by the officer for "good reason" in connection with a "change-in-control." Please briefly indicate the definitions of these terms.

10.   You disclose that your participating named executive officers are tier 2 participants and that tier 2 participants receive a multiple of base salary and bonus (with a multiplier of 2) under the Change-in-Control Plan. Please discuss and analyze how the multipliers were negotiated and how and why the specified multipliers were agreed to by the company.

11.   You disclose that as a condition to receipt of the benefits under the plan, each participant must agree to be bound by noncompetition, nonsolicitation and confidentiality covenants contained in the plan. Please indicate the duration of these covenants.

<u>Summary Compensation Table, page 16</u>

12.   Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

<u>Director Compensation Table, page 23</u>

13.   Include a footnote describing all assumptions made in the valuation of the option awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K, indicating that the Instructions to Item 402(c)(2)(v) and (vi) apply equally to Item 402(k).

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney